UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              AETHER HOLDINGS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    00809C106
                                 (CUSIP Number)

                                 ROBERT D'LOREN
                               D'LOREN REALTY, LLC
                     1330 AVENUE OF THE AMERICAS, 40TH FLOOR
                               NEW YORK, NY 10019
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 6, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (AMENDMENT NO. )

CUSIP NO. 00809C106

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             D'LOREN REALTY, LLC
             13-4081856
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP   (a)
                                                              (b) X
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW YORK
--------------------------------------------------------------------------------
                                         7          SOLE VOTING POWER

                                                    1,802,488*
NUMBER OF                          ---------------------------------------------
SHARES                                   8          SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                            0
EACH                               ---------------------------------------------
REPORTING                                9          SOLE DISPOSITIVE POWER
PERSON
WITH                                                1,802,488*
                                   ---------------------------------------------
                                         10         SHARED DISPOSITIVE POWER

                                                    0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,802,488*
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.80%**
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 47,418,946 shares of the Company's common stock outstanding as of June 6, 2006, as reported by the Company.

                                  SCHEDULE 13D
                                (AMENDMENT NO. )

CUSIP NO. 00809C106
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ROBERT W. D'LOREN
             ###-##-####
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP    (a)
                                                               (b) X
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
             X
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
--------------------------------------------------------------------------------
                                         7          SOLE VOTING POWER

                                                    578,941*
NUMBER OF                                ---------------------------------------
SHARES                                   8          SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                            1,802,488*
EACH                                     ---------------------------------------
REPORTING                                9          SOLE DISPOSITIVE POWER
PERSON
WITH                                                578,941*
                                         ---------------------------------------
                                         10         SHARED DISPOSITIVE POWER

                                                    1,802,488*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,381,429*
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.02%**
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 47,418,946 shares of the Company's common stock outstanding as of June 6, 2006, as reported by the Company.

                                  SCHEDULE 13D
                                (AMENDMENT NO. )


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Aether Holdings, Inc. (the "Company" or the "Issuer"). The Company's principal executive offices are located at 1330 Avenue of the Americas, 40th Floor, New York, New York 10019.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by the following persons:

D'Loren Realty, LLC, a New York limited liability company ("Realty"), and Robert
W. D'Loren, an individual ("Mr. D'Loren" and collectively with Realty, the "Reporting Persons").

(b) The address of the principal business of each of the Reporting Persons is c/o UCC Capital Corp., 1330 Avenue of the Americas, 40th Floor, New York, New York 10019.

(c) The principal business of Realty is to manage the investments of Mr. D'Loren. Mr. D'Loren is the sole Member-Manager of Realty, and is the Chief Executive Officer and member of the Board of Directors of the Company.

(d) Neither of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. D'Loren is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities were acquired by the Reporting Persons in connection with that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 6, 2006, by and among the Company, AHINV Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub"), UCC Capital Corp., a New York corporation ("UCC Capital"), UCC Consulting Corp., a New York corporation ("Consulting Corp."), UCC Servicing, LLC, a New York limited liability company ("Servicing LLC," and together with UCC Capital and Consulting Corp, "UCC"), the securityholders of UCC and Robert D'Loren, as the securityholder's representative. Pursuant to the Merger Agreement, each UCC entity merged with and into Merger Sub, and Merger Sub survived the merger as a wholly-owned subsidiary of the Company. At the completion of the merger, Merger Sub changed its name to UCC Capital Corp.

Pursuant to the Merger Agreement, each issued and outstanding share of capital stock of UCC Capital and Consulting Corp. and the outstanding membership interests of Servicing LLC were converted into the right to receive the merger consideration specified in the Merger Agreement. The merger consideration consists of 2.5 million shares of the Common Stock, which were issued at closing (the "Stock Consideration"), subject to a post-closing net worth adjustment, plus the right to additional merger consideration (in the form of an earn-out) of up to 2.5 million shares of Common Stock (the "Additional Stock Consideration") and $10 million in cash. The additional merger consideration is payable if future performance targets are met within five years of closing (or such shorter period as provided in the Merger Agreement) as follows:

    o an additional 900,000 shares of Common Stock and $3,333,333.00 will be payable if (i) the 30-day average price of the Company's Common Stock is at least $6.00 per share and (ii) the Company's annualized Adjusted EBITDA (as defined in the Merger Agreement) is least $10 million;

    o an additional 800,000 shares of Common Stock and $3,333,333.00 in cash will be payable if (i) the 30-day average price is at least $8 per share and (ii) the Company's annualized Adjusted EBITDA is at least $20 million; and

    o an additional 800,000 shares of Common Stock and $3,333,334.00 in cash will be payable if (i) the 30-day average price is at least $10 per share and (ii) the Company's annualized Adjusted EBITDA is at least $30 million.

If all performance targets are satisfied, the total merger consideration would be 5.0 million shares of the Common Stock and $10 million in cash, subject to any net worth adjustment. The earn-out will accelerate and become payable in full (1) if the average price of the Company's stock is $10 per share for 90 consecutive trading days and the Company's annualized Adjusted EBITDA is $10 million or (2) upon a "change of control" of the Company (as defined in the Merger Agreement). The stock price targets are subject to adjustment as set forth in the Merger Agreement.

In addition to the 2.5 million shares of Common Stock issued to the former UCC securityholders at closing, the Company issued the first 900,000 shares of Common Stock of the earn-out consideration into an escrow account being maintained by Wilmington Trust Company, as escrow agent. Pursuant to the Escrow Agreement (as described below), these additional shares will be released to the former UCC securityholders only upon satisfaction of the first earn-out target. If these additional shares are not earned, they will be returned to the Company.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

As described in Item 3 above, this statement relates to shares of the Issuer's Common Stock received by Mr. D'Loren and Realty in exchange for shares of capital stock of UCC Capital and Consulting Corp. and membership interests of Servicing LLC held by Mr. D'Loren and Realty.

Pursuant to the terms of the Merger Agreement, Mr. D'Loren has been appointed as the Company's new Chief Executive Officer and has been named a director of the Company, as discussed below. Pursuant to the Merger Agreement, the Company agreed to expand its Board of Directors to appoint two persons nominated by Mr. D'Loren and approved by the Nominating Committee of the Company's Board of Directors. The nominees are required to be "independent," in accordance with applicable securities rules and regulations and Nasdaq listing standards. The Company also agreed that at least one of these directors will be appointed to each standing committee of the Company's Board of Directors, as appropriate in light of their expertise and experience. The nominees have not yet been identified.

Except as described in this Schedule 13D, neither of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(1) Pursuant to the Merger Agreement, Realty was issued an aggregate of 1,802,488 shares of Common Stock, which was comprised of: (i) 1,325,359 shares of Common Stock (of which 318,086 shares comprise Realty's pro rata share of the Aggregate Indemnity Escrow Shares (as defined in Item 6 below)) as Stock Consideration and (ii) 477,129 shares of Common Stock, which comprise Realty's pro rata share of the Aggregate First Tranche Shares (as defined in Item 6 below). Based on 47,418,946 shares of Common Stock outstanding on June 6, 2006, such shares constitute approximately 3.80% of the Common Stock outstanding.

(a)(2) Pursuant to the Merger Agreement, Mr. D'Loren was issued an aggregate of 578,941 shares of Common Stock, which was comprised of: (i) 425,692 shares of Common Stock (of which 102,666 shares comprise Mr D'Loren's pro rata share of the Aggregate Indemnity Escrow Shares) as Stock Consideration and (ii) 153,249 shares of Common Stock, which comprise Mr. D'Loren's pro rata share of the Aggregate First Tranche Shares. As the sole Member-Manager of Realty, Mr. D'Loren may be deemed to beneficially own the 1,802,488 shares of Common Stock beneficially owned by Realty. Based on 47,418,946 shares of the Common Stock outstanding on June 6, 2006, such shares constitute approximately 5.02% of the Common Stock outstanding. The Options and Warrant issued to Mr. D'Loren (as described below), which are currently exercisable for an aggregate of 2,811,976 shares of Common Stock are not included in the foregoing calculation, as neither the Options nor the Warrant will vest in whole or in part within sixty days of the date hereof.

(a)(3) Mr. D'Loren is the grantor of the Robert D'Loren Family Trust Dated March 29, 2002 (the "Trust"), the beneficiaries of which are two minor children of Mr. D'Loren. The Trust is irrevocable, the trustee is not a member of reporting person's immediate family, and the trustee has independent authority to vote and dispose of the shares held by the Trust. The Trust was issued 365,369 shares of the Common Stock, pursuant to the Merger Agreement. Neither the filing of
Schedule 13D nor any of its contents shall be deemed to constitute an admission that the either Mr. D'Loren or Realty is the beneficial owner of the securities owned by the Trust for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(b)(1) Realty has sole power to vote or to direct the vote and dispose or to direct the disposition of 1,802,488 shares of the Common Stock.

(b)(2) Mr. D'Loren (i) has sole power to vote or to direct the vote and dispose or to direct the disposition of 578,941 shares of the Common Stock and (ii) as the sole Member-Manager of Realty, shares the power to vote or to direct the vote and dispose or to direct the disposition of 1,802,488 shares of the Common Stock owned by Realty.

(c) Except as filed in a Schedule 13D or Schedule 13G with the Securities and Exchange Commission, none to the knowledge of the Reporting Persons.

(d) None, to the knowledge of the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

MERGER AGREEMENT

On June 6, 2006, the Company entered into the Merger Agreement, as described more fully in Items 3 and 4 above. The Merger Agreement contains customary representations and warranties and covenants. The Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

REGISTRATION RIGHTS AGREEMENT

On June 6, 2006, in connection with the Merger Agreement, the Company also entered into a registration rights agreement (the "Registration Rights Agreement") with the former UCC securityholders, including Mr. D'Loren and Realty, and, in accordance with that agreement, will prepare and file a registration statement on Form S-3 to register the resale of the 2.5 million shares of Common Stock issued to the former UCC securityholders, as well as the shares issuable to Mr. D'Loren upon exercise of the Warrant (as defined below) issued to him and discussed below. This registration statement also will register for resale the shares issuable to Jefferies & Company, Inc. upon exercise of the warrant issued to it. In addition, the Company has agreed to file additional S-3 registration statements (or post-effective amendments to the original S-3 registration statement) to register the resale of any additional shares of Common Stock issued to the former UCC securityholders pursuant to the earn-out. Mr. D'Loren has agreed, so long as he remains Chief Executive Officer of the Company, not to sell any shares of Common Stock for six months following the closing of the merger, and to then sell no more than one-third of his shares of Common Stock over the subsequent six months, other than pursuant to a Rule 10b5-1 plan. Following the first anniversary of the Closing, there will not be any contractual limits on Mr. D'Loren's right to sell shares.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the copy of Registration Rights Agreement attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ESCROW AGREEMENT

On June 6, 2006, in connection with the Merger Agreement, the Company also entered into an escrow agreement ("Escrow Agreement") with the former UCC securityholders, including Mr. D'Loren and Realty, and Wilmington Trust Company, as escrow agent, under which the former UCC securityholders deposited an aggregate of (i) 600,000 shares of Common Stock received pursuant to the Merger Agreement into escrow to secure certain indemnity obligations under the Merger Agreement (the "Aggregate Indemnity Escrow Shares") and (ii) 900,000 shares of Common Stock to be issued pursuant to the Merger Agreement upon the Company's meeting the "First Trading Price Threshold" and the "First Adjusted EBITDA Threshold" (as those terms are defined in the Merger Agreement) (the "Aggregate First Tranche Shares"). Mr. D'Loren and Realty deposited: (i) 102,166 shares and 318,086 shares, respectively, as their pro rata portion of the Aggregate Indemnity Escrow Shares and (ii) 153,249 shares and 477,129 shares, respectively, as their pro rata portion of the Aggregate First Tranch Shares. Pursuant to the terms of the Escrow Agreement, the depositing parties retain voting control over the Aggregate Indemnity Escrow Shares. Pursuant to the terms of the Voting Agreement (as described below), David S. Oros (and any designee of Mr. Oros approved by Company's Board of Directors) shall have the right to vote the Aggregate First Tranche Shares.

The foregoing summary of the Escrow Agreement is qualified in its entirety by reference to the copy of Escrow Agreement attached hereto as Exhibit 99.3 and is incorporated herein by reference.

VOTING AGREEMENT

On June 6, 2006, in connection with the Merger Agreement, the Company also entered into a voting agreement ("Voting Agreement") with the former UCC securityholders, including Mr. D'Loren and Realty, and David S. Oros, under which each of the former UCC securityholders appointed David Oros and any designee of Mr. Oros appointed with the consent of the Board of Directors of the Company, as its proxies and attorneys-in-fact to vote or act by written consent the Aggregate First Tranche Shares, as well as any shares issued in respect of the Aggregate First Tranche Shares, until the release of the last of the Aggregate First Tranche Shares under the Escrow Agreement. The proxy and power of attorney granted by the former UCC securityholders is irrevocable during the term of the Voting Agreement.

The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of Voting Agreement attached hereto as Exhibit 99.4 and is incorporated herein by reference.

EMPLOYMENT AGREEMENT

On June 6, 2006, in connection with the Merger Agreement, the Company entered into an employment agreement with Mr. D'Loren (the "Employment Agreement"). As specified in the Employment Agreement, the Company granted Mr. D'Loren options (the "Options") to purchase an aggregate of 2,686,976 shares of Common Stock under the terms of the Company's 1999 Equity Incentive Plan (the "Plan"), pursuant to an option grant agreement (the "Option Grant Agreement"). The Options will vest in three equal annual installments on each of the first three anniversaries of the grant date. The per share exercise price for these Options is $4.10, which was the reported closing price of the Common Stock on June 6, 2006. Under the Employment Agreement, if Mr. D'Loren's employment with the Company is terminated without "Cause" (as defined in the Employment Agreement), or if he resigns for "Good Reason" (as defined in the Employment Agreement), or if a Change of Control (as defined in the Employment Agreement) occurs, all unvested Options and restricted shares issued to Mr. D'Loren pursuant to the 2006 Bonus Plan will vest immediately.

In addition, in accordance with the terms of the Employment Agreement, the Company issued to Mr. D'Loren a ten-year warrant (the "Warrant") to purchase 125,000 shares of the Common Stock, at an exercise price of $4.10 per share. The terms, including regular and accelerated vesting, of the Warrant are identical to those of the Options he received at the closing.

The foregoing is a summary of the material terms of the Employment Agreement and the Options and Warrant granted to Mr. D'Loren. Such summary is qualified in its entirety by reference to the full text of the Employment Agreement, the Option Grant Agreement and the Warrant, copies of which are attached hereto as Exhibits 99.5, 99.6 and 99.7, respectively, and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            99.1 Agreement and Plan of Merger, dated June 6, 2006, by and among UCC Capital Corp., UCC Consulting Corp., UCC Servicing, LLC, Aether Holdings, Inc., AHINV Acquisition Corp., the holders of UCC Shares identified therein and Robert W. D'Loren, as the Securityholders' Representative (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K, filed June 7, 2006).

            99.2 Registration Rights Agreement, dated as of June 6, 2006, by and among Aether Holdings, Inc. and those stockholders listed on Exhibit A thereto (incorporated by reference from Exhibit
                  10.6 to the Company's Current Report on Form 8-K, filed June 7, 2006).

            99.3 Escrow Agreement, dated as of June 6, 2006, by and among Aether Holdings, Inc., Robert W. D'Loren, as the Securityholders' Representative, and Wilmington Trust Company, as escrow agent.

            99.4 Voting Agreement, dated as of June 6, 2006, by and among Aether Holdings, Inc., Robert W. D'Loren, as the Securityholders' Representative, and David S. Oros (incorporated by reference from Exhibit 2 to the Schedule 13D/A filed by NexGen Technologies, L.L.C. on June 13, 2006 with respect to Aether Holdings, Inc.).

            99.5 Employment Agreement, dated as of June 6, 2006, by and between Aether Holdings, Inc. and Robert W. D'Loren (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed June 7, 2006).

            99.6 Stock Option Grant Agreement between the Company and Robert W. D'Loren (incorporated by reference from Exhibit 10.5 to the Company's Current Report on Form 8-K, filed June 7, 2006).

            99.7 Stock Purchase Warrant issued to Robert D'Loren, dated as of June 6, 2006 (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K, filed June 7, 2006).

            99.8 Joint Filing Agreement dated January 23, 2006 by and among D'Loren Realty, LLC and Robert W. D'Loren.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2006


                                   D'LOREN REALTY, LLC


                                   By:  /s/ Robert W. D'Loren
                                       --------------------------------
                                   Name:    Robert W. D'Loren
                                   Title:   Member-Manager




                                   /s/ Robert W. D'Loren
                                   ------------------------------------
                                   Robert W. D'Loren